UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated November 1, 2006
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated October 2, 2006.

•	Press Release dated October 10, 2006.

•	Press Release dated October 11, 2006.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: November 1, 2006	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge Income Fund completes acquisition of wind power assets
CALGARY, Alberta, October 2, 2006 — Enbridge Income Fund (the Fund) and Enbridge Inc. (Enbridge) today announced the closing of the Fund’s acquisition of Enbridge’s interests in three wind power projects in Western Canada. Effective October 1, 2006, the Fund acquired Enbridge’s 50% interest in the SunBridge project at Gull Lake, Saskatchewan, and Enbridge’s 33.3% interest in the Magrath and Chin Chute projects in southeast Alberta for $42 million plus certain post-closing adjustments.
The acquisition is immediately accretive to the distributable cash flow of the Fund and is consistent with the Fund’s objective to prudently increase cash available for distribution to unitholders through acquisitions of low-risk energy infrastructure. The impact of the acquisition will be factored into the Board of Trustees’ year-end review of the distribution rate, which is undertaken in conjunction with the Fund’s annual budgeting process. The Fund intends to initially finance the acquisition through its existing credit facility.
The three wind power projects will collectively have the capacity to generate 71 MW of power. The SunBridge project consists of 17 wind turbines capable of generating 11 MW, and has been operating since 2002. The Magrath project consists of 20 turbines capable of generating 30 MW, and has been operating since 2004. The Chin Chute project, which consists of 20 recently constructed turbines capable of generating 30 MW, is expected to begin commercial operations this fall.
*     *     *
Enbridge Income Fund is an unincorporated, open-ended trust created to provide a stable and sustainable flow of distributable cash to unitholders. The Fund is a premier income fund in Canada with a low-risk profile focused on energy infrastructure assets. It owns a 50% interest in the Canadian segment of the Alliance Pipeline, a 100% interest in Enbridge Pipelines (Saskatchewan) Inc., a 50% interest in NRGreen Power Limited Partnership, and the recently acquired wind power assets in Western Canada. Enbridge Income Fund’s ordinary units are listed and trade on the Toronto Stock Exchange under the symbol “ENF.UN”. Information about Enbridge Income Fund is available on the Fund’s web site at www.enbridgeincomefund.com.
*     *     *
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services to approximately 1.8 million customers in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,700 people, primarily in Canada, the United States and South America.

Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
*     *     *
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge Income Fund and Enbridge Inc. believe that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in The Enbridge Inc. and Enbridge Income Fund Canadian securities filings and in Enbridge Inc.’s American SEC filings. While Enbridge Income Fund and Enbridge Inc. make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except to the extent required by applicable securities laws and regulations, Enbridge Income Fund and Enbridge Inc. assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Contacts:

Media	Investment Community — Enbridge Income Fund
Jim Rennie	Anu Phatak
(403) 231-3931	(403) 231-5942
E-mail: jim.rennie@enbridge.com	E-mail: anu.phatak@enbridge.com

Investment Community — Enbridge Inc.
Bob Rahn
(403) 231-7398
Email: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge Day 2006 Investment Community Conference to be Webcast
CALGARY, Alberta, October 10, 2006 — Enbridge Inc. (TSX and NYSE: ENB) will hold its eighth annual Enbridge Day investment community conference on Wednesday, October 18 in Toronto and Thursday, October 19 in New York. The need for new energy delivery infrastructure over the next five years has resulted in a robust portfolio of growth opportunities for Enbridge. Senior management will discuss its market access strategy and related energy delivery solutions. This will include a status update on its major capital projects and related funding requirements.
The October 18 Enbridge Day conference in Toronto will be webcast commencing at 8 a.m. Eastern time. Interested parties may register for the webcast through the link on the Enbridge website, www.enbridge.com/investor. The webcast will be archived and available for replay on October 19. A complete transcript will be available on the website shortly thereafter.
As well, the webcast will be accessible by dialing:

Toll free:	1-800-638-5495	Replay:	1-888-286-8010
International Dial In:	+617-614-3946	International Dial In:	+617-801-6888
Participant Passcode:	89178772	Passcode:	99184218
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system. The Company also is involved in international energy projects and has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides natural gas to customers in Ontario, Quebec, New Brunswick and New York State. The Company employs approximately 4,700 people, primarily in Canada, the U.S. and South America. Additional information about Enbridge Inc. is available on the company’s website at www.enbridge.com.
FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. — Investment Community	Enbridge Inc. — Media

Bob Rahn	Jim Rennie
Director, Investor Relations	Manager, Public Affairs
(403) 231-7398	(403) 231-3931
Email: bob.rahn@enbridge.com	Email: jim.rennie@enbridge.com

NEWS RELEASE
Enbridge Inc. to webcast 2006 third quarter financial results conference call
CALGARY, Alberta, October 11, 2006 — Enbridge Inc. will host a webcast conference call to discuss its 2006 third quarter financial results as follows:

Event:	Enbridge Inc. 2006 Third Quarter Financial Results Conference Call

Date:	Wednesday, November 1, 2006

Time:	9 a.m. Eastern Time / 7 a.m. Mountain Time
Within North America, the toll-free call in number is 1-866-825-3209. Interested parties outside North America can call in to +617-213-8061. The access code is 73025323. To register for the webcast, interested parties are invited to visit www.enbridge.com/investor and follow the webcast registration link under Investor News. A webcast replay will be available approximately two hours after conclusion of the event and a transcript will be posted to the website within approximately 24 hours.
The webcast replay will be available at toll-free 1-888-286-8010 or +617-801-6888. The access code for the replay is 56311641.
The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.
Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.
For further information, contact:
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804
Investor Web Site
www.enbridge.com/investor